FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 30, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 30, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:
Michelle Jao, Manager mjao@iselabs.com Tel: +1.510.687.2481 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2015

Taipei, Taiwan, R.O.C., April 30, 2015 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenues1 of NT$64,662 million for the first quarter of 2015 (1Q15), up by 18% year-over-year and down by 16% sequentially.  Net income attributable to shareholders of the parent for the quarter totaled NT$4,469 million, up from a net income attributable to shareholders of the parent of NT$3,450 million in 1Q14 and down from a net income attributable to shareholders of the parent of NT$7,864 million in 4Q14.  Basic earnings per share for the quarter were NT$0.58 (or US$0.092 per ADS), compared to basic earnings per share of NT$0.45 for 1Q14 and NT$1.02 for 4Q14. Diluted earnings per share for the quarter were NT$0.56 (or US$0.089 per ADS), compared to diluted earnings per share of NT$0.44 for 1Q14 and NT$0.99 for 4Q14.
.
RESULTS OF OPERATIONS

1Q15 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others each represented approximately 45%, 10%, 44%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$52,349 million for the quarter, up by 18% year-over-year and down from NT$60,233 million in the previous quarter.
-	Raw material cost totaled NT$30,185 million during the quarter, representing 47% of total net revenues, compared with NT$36,981 million and 48% of total net revenues in 4Q14.
-	Labor cost totaled NT$8,695 million during the quarter, representing 13% of total net revenues, compared with NT$8,922 million and 12% of total net revenues in 4Q14.
-	Depreciation, amortization and rental expenses totaled NT$7,106 million during the quarter, up by 16% year-over-year and up by 4% sequentially.
●	Gross margin decreased 2.4 percentage points to 19.0% in 1Q15 from 21.4% in 4Q14.
●
Total operating expenses during 1Q15 were NT$6,021 million, including NT$2,547 million in R&D and NT$3,474 million in SG&A, compared with total operating expenses of NT$6,565 million in 4Q14.  Total operating expenses as a percentage of net revenues were 9% in 1Q15, down from 10% in 1Q14 and remained the same as 4Q14.

1All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

●	Operating income for the quarter totaled NT$6,292 million, down from NT$9,846 million in 4Q14. Operating margin was 9.7% in 1Q15 compared to 12.8% in 4Q14.
●	In terms of non-operating items:
-	Net interest expense was NT$526 million, down from NT$546 million in 4Q14.
-	Net foreign exchange gain of NT$540 million was primarily attributable to the depreciation of the U.S. dollar against the NT dollar.
-	Loss on valuation of financial assets and liabilities was NT$969 million.
-
Other net non-operating income of NT$165 million was primarily related to miscellaneous income.  Total non-operating expenses for the quarter were NT$786 million, compared to total non-operating expenses of NT$786 million for 1Q14 and total non-operating expenses of NT$267 million for 4Q14.

●	Income before tax was NT$5,506 million for 1Q15, compared to NT$9,579 million in 4Q14. We recorded income tax expenses of NT$856 million during the quarter, compared to NT$1,475 million in 4Q14.
●
In 1Q15, net income attributable to shareholders of the parent was NT$4,469 million, compared to net income attributable to shareholders of the parent of NT$3,450 million for 1Q14 and net income attributable to shareholders of the parent of NT$7,864 million for 4Q14.

●
Our total number of shares outstanding at the end of the quarter was 7,887,881,546, including treasury stock owned by our subsidiaries.  Our 1Q15 basic earnings per share of NT$0.58 (or US$0.092 per ADS) were based on 7,706,554,578 weighted average number of shares outstanding in 1Q15. Our 1Q15 diluted earnings per share of NT$0.56 (or US$0.089 per ADS) were based on 7,868,151,106 weighted average number of shares outstanding in 1Q15.

1Q15 Results Highlights – IC ATM2
●
Net revenue contribution from IC ATM operations was NT$38,605 million for the quarter, up by 12% year-over-year and down by 12% sequentially.  Net revenue contribution from packaging operations, testing operations, substrates sold to third parties and others was NT$31,546 million, NT$6,180 million, NT$861 million, and NT$18 million, respectively, and each represented approximately 82%, 16%, 2%, and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$28,610 million for the quarter, up by 10% year-over-year and down by 5% sequentially.
-	Raw material cost totaled NT$8,585 million during the quarter, representing 22% of total net revenues, compared with NT$9,137 million and 21% of total net revenues in 4Q14.
-	Labor cost totaled NT$7,386 million during the quarter, representing 19% of total net revenues, compared with NT$7,804 million and 18% of total net revenues in 4Q14.
-	Depreciation, amortization and rental expenses totaled NT$6,581 million during the quarter, up by 13% year-over-year and up by 2% sequentially.
●	Gross margin decreased 5.5 percentage points to 25.9% in 1Q15 from 31.4% in 4Q14.
●
Total operating expenses during 1Q15 were NT$4,449 million, including NT$1,909 million in R&D and NT$2,540 million in SG&A, compared with total operating expenses of NT$4,841 million in 4Q14.  Total operating expenses as a percentage of net revenues were 12% in 1Q15, remained the same as 1Q14 and up from 11% in 4Q14.

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

●	Operating income for the quarter totaled NT$5,546 million, down from NT$8,931 million in 4Q14. Operating margin was 14.4% in 1Q15 compared to 20.4% in 4Q14.

1Q15 Results Highlights – EMS
●	Net revenue contribution from EMS operations for the quarter was NT$28,344 million, up by 33% year-over-year and down by 24% sequentially.
●	Cost of revenues for the quarter was NT$26,079 million, up by 35% year-over-year and down by 24% sequentially.
-	Raw material cost totaled NT$21,610 million during the quarter, representing 76% of total net revenues, compared with NT$27,855 million and 75% of total net revenues in 4Q14.
-	Labor cost totaled NT$1,310 million during the quarter, representing 5% of total net revenues, compared with NT$1,118 million and 3% of total net revenues in 4Q14.
-	Depreciation, amortization and rental expenses totaled NT$553 million during the quarter, up by 106% year-over-year and up by 49% sequentially.
●	Gross margin increased to 8.0% in 1Q15 from 7.9% in 4Q14.
●
Total operating expenses during 1Q15 were NT$1,575 million, including NT$661 million in R&D and NT$914 million in SG&A, compared with total operating expenses of NT$1,700 million in 4Q14.  Total operating expenses as a percentage of net revenues were 6% in 1Q15, remained the same as in 1Q14 and up from 5% in 4Q14.

●	Operating income for the quarter totaled NT$690 million, down from NT$1,227 million in 4Q14. Operating margin decreased to 2.4% in 1Q15 from 3.3% in 4Q14.

LIQUIDITY AND CAPITAL RESOURCES

●	As of March 31, 2015, our cash and current financial assets totaled NT$54,924 million, compared to NT$58,216 million as of December 31, 2014.
●	Capital expenditures in 1Q15 totaled US$138 million, of which US$67 million were used for packaging, US$52 million for testing, US$16 million for EMS and US$3 million for interconnect materials.
●
As of March 31, 2015, we had total debt of NT$93,656 million, compared to NT$99,387 million as of December 31, 2014.  Total debt consisted of NT$36,661 million of short-term borrowings, NT$1,151 million of the current portion of long-term borrowings and capital lease obligations and NT$55,844 million of bonds payable, long-term borrowings and capital lease obligations.  Total unused credit lines amounted to NT$149,964 million.

●	Current ratio as of March 31, 2015 was 1.48, compared to 1.44 as of December 31, 2014. Net debt to equity ratio was 0.25 as of March 31, 2015.
●	Total number of employees was 68,599 as of March 31, 2015, compared to 60,513 as of March 31, 2014 and 68,100 as of December 31, 2014.

BUSINESS REVIEW

Packaging Operations3
●	Net revenues generated from our packaging operations were NT$31,546 million during the quarter, up by NT$3,759 million, or by 14% year-over-year, and down by NT$4,813 million, or by 13% sequentially.

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

●
Net revenues from advanced packaging accounted for 33% of our total packaging net revenues during the quarter, down by 5 percentage points from 4Q14.  Net revenues from IC wirebonding accounted for 58% of our total packaging net revenues during the quarter, up by 5 percentage points from 4Q14.  Net revenues from discrete and others accounted for 9% of our total packaging net revenues during the quarter, remained the same as 4Q14.

●	Gross margin for our packaging operations during the quarter was 23.7%, up by 2.0 percentage points year-over-year and down by 5.9 percentage points from 4Q14.
●
Capital expenditures for our packaging operations amounted to US$67 million during the quarter, of which US$31 million were used for purchases of wafer bumping and flip chip packaging equipment and US$36 million for common equipment purchases, including SiP equipment purchases.

●	As of March 31, 2015, there were 15,772 wirebonders in operation. 15 wirebonders were added and 35 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$6,180 million during the quarter, up by NT$395 million, or by 7% year-over-year, and down by NT$483 million, or by 7% sequentially.
●
Final testing accounted for 74% of our total testing net revenues, down by 1 percentage point from the previous quarter.  Wafer sort accounted for 21% of our total testing net revenues, remained the same as 4Q14.  Engineering testing accounted for 5% of our total testing net revenues, up by 1 percentage point from 4Q14.

●
Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,701 million during the quarter, up from NT$1,642 million in 1Q14 and up from NT$1,669 million in 4Q14.

●	In 1Q15, gross margin for our testing operations was 34.3%, up by 2.0 percentage points year-over-year and down by 4.6 percentage point from the previous quarter.
●	Capital expenditures for our testing operations amounted to US$52 million during the quarter.
●	As of March 31, 2015, there were 3,339 testers in operation. 121 testers were added and 49 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$28,344 million during the quarter, up by NT$6,968 million, or by 33% year-over-year, and down by NT$8,876 million, or by 24% sequentially.
●
Communications products accounted for 47% of our total net revenues from EMS operations for the quarter, down by 20 percentage points from 4Q14.  Computing products accounted for 17% of our total net revenues from EMS operations, up by 4 percentage points from 4Q14.  Consumer products accounted for 18% of our total net revenues from EMS operations, up by 11 percentage point from 4Q14.  Industrial products accounted for 11% of our total net revenues from EMS operations, up by 3 percentage points from 4Q14.  Automotive products accounted for 6% of our total net revenues from EMS operations, up by 1 percentage point from the previous quarter.

●	In 1Q15, gross margin for our EMS operations was 8.0%, down by 1.6 percentage points year-over-year and up by 0.1 percentage points from the previous quarter.
●	Capital expenditures for our EMS operations amounted to US$16 million during the quarter.

Advanced Semiconductor Engineering, Inc.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,172 million during the quarter, up by NT$86 million, or by 4% year-over-year, and down by NT$111 million, or by 5% from 4Q14.  Of the total output of NT$ 2,172 million, NT$861 million was from sales to external customers.

●	Gross margin for substrate operations was 17.1% during the quarter, up by 0.4 percentage points year-over-year and down by 2.1 percentage points from 4Q14.
●	In 1Q15, our internal substrate manufacturing operations supplied 28% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 37% of our total net revenues in 1Q15, compared to 34% in 1Q14 and 42% in 4Q14.  One customer accounted for more than 10% of our total net revenues in 1Q15.

●	Our top 10 customers contributed 53% of our total net revenues during the quarter, compared to 47% in 1Q14 and 56% in 4Q14.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 33% of our total net revenues during the quarter, compared to 36% in 1Q14 and 31% in 4Q14.

EMS BASIS
●
Our five largest customers together accounted for approximately 77% of our total net revenues in 1Q15, compared to 73% in 1Q14 and 78% in 4Q14.  One customer accounted for more than 10% of our total net revenues in 1Q15.

●	Our top 10 customers contributed 89% of our total net revenues during the quarter, compared to 86% in 1Q14 and 88% in 4Q14.

OUTLOOK

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the second quarter of 2015 to be as follows:

●	IC ATM production capacity will be up 2%; blended IC ATM utilization should be flat to up 2%;

●	IC ATM gross margin should stay relatively unchanged from the previous quarter;

●	EMS business should reach a level between the results of the last two quarters;

●	EMS gross margin might be slightly lower than the normalized margin in the previous quarter due to customer supply chain issues.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may

Advanced Semiconductor Engineering, Inc.

include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	1Q/15	4Q/14	1Q/14
Net Revenues	38,605	43,884	34,351
Revenues by Application
Communication	55%	58%	52%
Computer	11%	11%	12%
Automotive and Consumer	34%	31%	36%
Others	0%	0%	0%
Revenues by Region
North America	64%	65%	60%
Europe	10%	9%	11%
Taiwan	16%	16%	17%
Japan	5%	5%	7%
Other Asia	5%	5%	5%

Packaging Operations
Amounts in NT$ Millions	1Q/15	4Q/14	1Q/14
Net Revenues	31,546	36,359	27,787
Revenues by Packaging Type
Advanced Packaging	33%	38%	27%
IC Wirebonding	58%	53%	64%
Discrete and Others	9%	9%	9%
Capacity
CapEx (US$ Millions)*	67	65	65
Number of Wirebonders	15,772	15,792	15,375

Testing Operations
Amounts in NT$ Millions	1Q/15	4Q/14	1Q/14
Net Revenues	6,180	6,663	5,785
Revenues by Testing Type
Final test	74%	75%	79%
Wafer sort	21%	21%	19%
Engineering test	5%	4%	2%
Capacity
CapEx (US$ Millions)*	52	26	27
Number of Testers	3,339	3,267	3,155

EMS Operations
Amounts in NT$ Millions	1Q/15	4Q/14	1Q/14
Net Revenues	28,344	37,220	21,376
Revenues by End Application
Communication	47%	67%	48%
Computer	17%	13%	22%
Consumer	18%	7%	10%
Industrial	11%	8%	12%
Automotive	6%	5%	7%
Others	1%	0%	1%
Capacity
CapEx (US$ Millions)*	16	55	16
* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data4
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2015		Dec. 31 2014		Mar. 31 2014
Net revenues:
Packaging		29,321		31,942		26,722
Testing		6,180		6,663		5,785
Direct Material		861		861		779
EMS		28,300		37,178		21,365
Others		-		-		49
Total net revenues		64,662		76,644		54,700

Cost of revenues		(52,349)		(60,233)		(44,340)
Gross profit		12,313		16,411		10,360

Operating expenses:
Research and development		(2,547)		(2,769)		(2,292)
Selling, general and administrative		(3,474)		(3,796)		(2,983)
Total operating expenses		(6,021)		(6,565)		(5,275)
Operating income		6,292		9,846		5,085

Net non-operating (expenses) income:
Interest expense - net		(526)		(546)		(531)
Foreign exchange gain (loss)		540		(1,051)		(668)
Gain (loss) on equity-method investments		4		(28)		(64)
Gain (loss) on valuation of financial assets and liabilities		(969)		1,190		304
Others		165		168		173
Total non-operating income (expenses)		(786)		(267)		(786)
Income before tax		5,506		9,579		4,299

Income tax expense		(856)		(1,475)		(730)
Income from continuing operations and before noncontrolling interest		4,650		8,104		3,569
Noncontrolling interest		(181)		(240)		(119)

Net income attributable to shareholders of the parent		4,469		7,864		3,450

Per share data:
Earnings (losses) per share
– Basic	$	NT0.58	$	NT1.02	$	NT0.45
– Diluted	$	NT0.56	$	NT0.99	$	NT0.44

Earnings (losses) per equivalent ADS
– Basic	$	US0.092	$	US0.167	$	US0.075
– Diluted	$	US0.089	$	US0.162	$	US0.073

Number of weighted average shares used in diluted EPS calculation (in thousands)		7,868,151		8,192,428		7,790,716

Exchange rate (NT$ per US$1)		31.52		30.61		30.15

4 Starting in 2015, we prepare financial statements in accordance with Taiwan-IFRS 2013 version. Under Taiwan-IFRS 2013 version, the impact of some newly effected GAAP shall be retroactively applied. The consolidated statements of comprehensive income for the three months ended December 31, 2014 and March 31, 2014 have been adjusted accordingly.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data – IC ATM4
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2015		Dec. 31 2014		Mar. 31 2014
Net revenues:
Packaging		31,546		36,359		27,787
Testing		6,180		6,663		5,785
Direct Material		861		862		779
Others		18		-		-
Total net revenues		38,605		43,884		34,351

Cost of revenues		(28,610)		(30,112)		(26,098)
Gross profit		9,995		13,772		8,253

Operating expenses:
Research and development		(1,909)		(2,137)		(1,835)
Selling, general and administrative		(2,540)		(2,704)		(2,196)
Total operating expenses		(4,449)		(4,841)		(4,031)
Operating income		5,546		8,931		4,222

Net non-operating (expenses) income:
Interest expense - net		(530)		(547)		(553)
Foreign exchange gain (loss)		532		(1,005)		(685)
Gain (loss) on equity-method investments		616		634		557
Gain (loss) on valuation of financial assets and liabilities		(1,129)		1,094		298
Others		195		167		214
Total non-operating income (expenses)		(316)		343		(169)
Income before tax		5,230		9,274		4,053

Income tax expense		(709)		(1,344)		(573)
Income from continuing operations and before noncontrolling interest		4,521		7,930		3,480
Noncontrolling interest		(52)		(66)		(30)

Net income attributable to shareholders of the parent		4,469		7,864		3,450

Per share data:
Earnings (losses) per share
– Basic	$	NT0.58	$	NT1.02	$	NT0.45
– Diluted	$	NT0.56	$	NT0.99	$	NT0.44

Number of weighted average shares used in diluted EPS calculation (in thousands)		7,868,151		8,192,428		7,790,716

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Statement of Comprehensive Income Data – EMS4
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2015	Dec. 31 2014	Mar. 31 2014
Net revenues:
Total net revenues	28,344	37,220	21,376

Cost of revenues	(26,079)	(34,293)	(19,319)
Gross profit	2,265	2,927	2,057

Operating expenses:
Research and development	(661)	(660)	(480)
Selling, general and administrative	(914)	(1,040)	(741)
Total operating expenses	(1,575)	(1,700)	(1,221)
Operating income	690	1,227	836

Net non-operating (expenses) income:
Total non-operating income	216	114	55
Income before tax	906	1,341	891

Income tax expense	(156)	(140)	(165)
Income from continuing operations and before noncontrolling interest	750	1,201	726
Noncontrolling interest	(130)	(175)	(90)

Net income attributable to shareholders of the parent	620	1,026	636

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data5
(In NT$ millions)
(Unaudited)

As of Mar. 31, 2015		As of Dec. 31, 2014

Current assets:
Cash and cash equivalents	49,414	51,694
Financial assets – current	5,510	6,522
Notes and accounts receivable	43,009	52,921
Inventories	47,605	44,150
Others	4,068	4,668
Total current assets	149,606	159,955

Financial assets – non current & Investments – equity method	2,475	2,434
Property plant and equipment	150,055	151,587
Intangible assets	11,914	11,913
Prepaid lease payments	2,520	2,586
Others	5,920	5,510
Total assets	322,490	333,985

Current liabilities:
Short-term borrowings	36,661	41,176
Current portion of bonds payable	0	0
Current portion of long-term borrowings & capital lease obligations	1,151	2,835
Notes and accounts payable	31,706	35,411
Others	31,239	31,777
Total current liabilities	100,757	111,199

Bonds payable	31,093	31,270
Long-term borrowings & capital lease obligations	24,751	24,106
Other liabilities	9,241	8,972
Total liabilities	165,842	175,547
Shareholders of the parent	148,329	150,219

Noncontrolling interest	8,319	8,219
Total liabilities & shareholders’ equity	322,490	333,985

Current Ratio	1.48	1.44
Net Debt to Equity	0.25	0.26

5 Starting in 2015, we prepare financial statements in accordance with Taiwan-IFRS 2013 version. Under Taiwan-IFRS 2013 version, the impact of some newly effected GAAP shall be retroactively applied. The consolidated balance sheet as of December 31, 2014 has been adjusted accordingly.